Filings under Rule 425

under the Securities Act of 1933

and deemed filed under Rule 14a-12

of the Securities Exchange Act of 1934, as amended

Filing by: Conatus Pharmaceuticals Inc.

Subject Company: Conatus Pharmaceuticals Inc.

SEC File No.: 001-36003

Histogen and Allergan Expand Cell Conditioned Media (CCM) Skin Care Partnership

Allergan Granted Exclusive Rights to Market Histogen’s CCM in Dermabrasion Therapies

SAN DIEGO, January 30, 2020 – Histogen Inc., a regenerative medicine company with a unique biological platform that replaces and regenerates tissues in the body, today announced it has expanded its partnership with leading global biopharmaceutical company, Allergan. The companies originally partnered in 2017 when Allergan acquired exclusive rights to develop and commercialize Histogen’s CCM technology to health care practitioners (“HCPs”) in the aesthetic field. Over the past year, Allergan licensed additional rights to commercialize Histogen’s CCM in new distribution channels such as digital platforms, spas and salons. In this latest expansion, Allergan has gained exclusive rights to incorporate and commercialize Histogen’s CCM in microdermabrasion therapies and exclusive rights to new Histogen intellectual property in the aesthetic field.

Since the original partnership, Allergan’s focus has been incorporating CCM into new products in its SkinMedica® line including TNS® Advanced+ Serum, a next-generation version of Allergan’s best-selling TNS Essential Serum® set for launch in the first half of 2020. TNS® Advanced+ Serum, which is clinically proven to smooth the appearance of wrinkles and fine lines, target dermal sagging, and rejuvenate skin, offers significant advantages over its widely popular predecessor and will be distributed through Allergan’s network of leading HCPs. Allergan’s HCP-focused SkinMedica® business remains the foundation of Allergan’s skin care business.

Over the past year Allergan has obtained rights to commercialize CCM through new distribution channels including digital platforms (such as Amazon’s Professional Beauty storefront) as well as brick-and-mortar establishments such as spas and salons. This expansion allows Allergan to incorporate CCM into new product lines outside of its core SkinMedica® business to offer consumers a wider range of skin care solutions.

With the latest expansion, Allergan now has exclusive rights to incorporate and commercialize CCM in dermabrasion therapies such as its recently launched DiamondGlow system, secured through its 2019 acquisition of Envy Medical. In addition, Allergan has licensed exclusive rights to new Histogen intellectual property claiming novel formulations for use in the aesthetics field. Allergan believes it can leverage such novel intellectual property to develop innovative new skin care product lines in the future.

“Securing Allergan’s expanded rights to the Histogen CCM technology is a testament to our commitment to cutting edge innovation. And our excitement around Histogen continues to grow, as we first launched it in our Post Procedure 360 line this year and plan to expand it into out next generation TNS® and DiamondGlow serums in several distribution channels,” said Carrie Strom, SVP, U.S. Medical Aesthetics at Allergan.

“We are very pleased to announce our expanded partnership with Allergan. Given Allergan’s commitment to providing differentiated evidence-based skin care products, we believe that this partnership can maximize the potential for our multipotent cell conditioned media in these markets,” said Richard Pascoe, Chairman and CEO of Histogen. “Moreover, this agreement has enabled Histogen to strengthen its balance sheet with non-dilutive capital as we look to drive value with our pipeline.”

On January 28, 2020, Histogen announced that it has entered into a definitive agreement with Conatus Pharmaceuticals Inc. (Nasdaq: CNAT) pursuant to which Histogen will merge with and into a wholly-owned subsidiary of Conatus in an all-stock transaction. The combined company is expected to operate under the name “Histogen Inc.”, and after closing, the combined company is expected to change its trading symbol to “HSTO” and trade on the Nasdaq Capital Market, and to focus on advancement of its patented technology for dermatological and orthopedic indications (including pursuing clinical trials for three key product indications in 2020), hair growth, dermal filler and joint cartilage regeneration.

About the Proposed Merger

Under the terms of the merger agreement, pending stockholder approval of the transaction, Histogen will merge with a wholly-owned subsidiary of Conatus and Histogen stockholders will receive newly issued shares of Conatus common stock. The exchange ratio used to determine the number of shares of Conatus common stock issuable to Histogen stockholders pursuant to the merger will be determined using a pre-transaction valuation of $100 million for Histogen’s business, based on its latest priced investment round and clinical pipeline advancement, and $35.135 million for Conatus’ business, an approximately 155% premium to the 20-day volume weighted average closing share price of Conatus common stock prior to the announcement date on the Nasdaq Capital Market. As a result, current Conatus stockholders will collectively own approximately 26%, and Histogen stockholders will collectively own approximately 74%, of the combined company on a fully-diluted basis, after taking into account Histogen’s and Conatus’ outstanding options and warrants at the time of closing, irrespective of the exercise prices of such options and warrants, with such ratio subject to adjustment based on each company’s net cash balance at closing.

The combined company, led by Histogen’s current management team, will be named Histogen Inc. and be headquartered in San Diego, CA. After closing, the combined company is expected to change its trading symbol to “HSTO” and trade on the Nasdaq Capital Market. At closing, the combined company’s board of directors is anticipated to consist of eight members, including six members of Histogen’s current board and two members of Conatus’ current board. The merger agreement has been unanimously approved by the board of directors of each company, who have also recommended to their respective company’s stockholders that they approve the merger agreement, the merger and, with respect to Conatus’ stockholders, a reverse stock split. The merger is expected to close by the end of the second quarter of 2020, subject to approvals by the stockholders of Histogen and Conatus, a reverse stock split being implemented by Conatus, the continued listing of the combined company on Nasdaq and other customary closing conditions.

A more complete description of the terms of and conditions of the merger can be found in Conatus’ Form 8-K filed on January 28, 2020, with the SEC and in the Merger Agreement, which is filed as an exhibit to that Form 8-K.

About Histogen:

Histogen is a regenerative medicine company developing patented technologies that replace and regenerates tissues in the body. The company’s innovative technology platform utilizes cell conditioned media and extracellular matrix materials produced by hypoxia-induced multipotent cells, developing therapeutic products that address underserved, multi-billion US dollar global markets. For more information, please visit www.histogen.com.

About Conatus Pharmaceuticals

Conatus is a biotechnology company that had been focused on the development of novel medicines to treat chronic diseases with significant unmet need. For additional information, please visit www.conatuspharma.com.

Forward-Looking Statements

Certain statements herein constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and are intended to be covered by the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements may be identified by words such as “believes,” “will,” “would,” “expects,” “project,” “may,” “could,” “developments,” “launching,” “opportunities,” “anticipates,” “estimates,” “intends,” “plans,” “targets” and similar expressions. These forward-looking statements include, but are not limited to, statements concerning: the expected structure, timing and completion of the proposed merger; future product development plans and projected timelines for the initiation and completion of preclinical and clinical trials; the potential for the results of ongoing preclinical or clinical trials and the efficacy of Histogen’s drug candidates; the potential market opportunities and value of drug candidates; other statements regarding future product development and regulatory strategies, including with respect to specific indications; any statements regarding the combined company’s future financial performance, results of operations or sufficiency of capital resources to fund operating requirements; any statements relating to future Nasdaq listing; the executive and board structure of the combined company; and any other statements that are not statements of historical fact. These statements are based upon the current beliefs and expectations of each company’s management and are subject to significant risks and uncertainties.

Actual results may differ materially from those set forth in the forward-looking statements as a result of numerous factors. The following factors, among others, could cause actual results to differ materially from the anticipated results expressed in the forward-looking statements: the risk that the conditions to the closing of the proposed merger are not satisfied, including the failure to timely obtain stockholder approval for the transaction, if at all; uncertainties as to the timing of the consummation of the proposed merger; risks related to each company’s ability to manage its operating expenses and its expenses associated with the proposed merger pending closing; the risk that as a result of adjustments to the exchange ratio, Conatus stockholders and Histogen stockholders could own more or less of the combined company than is currently anticipated; risks related to the market price of Conatus’ common stock relative to the exchange ratio; the businesses of Histogen and Conatus may not be combined successfully, or such combination may take longer than expected; the combined company’s need for, and the availability of, substantial capital in the future to fund its operations and research and development activities; the combined company’s ability to continue to successfully progress research and development efforts and to create effective, commercially-viable products; and the success of the combined company’s product candidates in completing pre-clinical or clinical testing and being granted regulatory approval to be sold and marketed in the United States or elsewhere. Additional factors that could cause actual results to differ materially from those expressed in the forward-looking statements are discussed in Conatus’ reports

(such as the Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K) filed with the Securities and Exchange Commission (the “SEC”) and available at the SEC’s Internet website (www.sec.gov). All subsequent written and oral forward-looking statements concerning the proposed transaction or other matters attributable to Histogen or Conatus or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. Except as required by law, neither Conatus nor Histogen undertakes any obligation to update any forward-looking statement to reflect circumstances or events that occur after the date the forward-looking statement is made.

Additional Information and Where to Find It

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. This communication may be deemed to be solicitation material in respect of the proposed merger. In connection with the merger, Conatus expects to file a registration statement on Form S-4 with the SEC that will include a proxy statement of Conatus and that will also constitute a prospectus of Conatus, which proxy statement/prospectus will be mailed or otherwise disseminated to Conatus stockholders when it becomes available. Conatus also plans to file other relevant documents with the SEC regarding the proposed merger transaction. INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER TRANSACTION.

In addition to receiving the proxy statement by mail, stockholders also will be able to obtain these documents, as well as other filings containing information about Conatus, the proposed merger and related matters, without charge, from the SEC’s website at http://www.sec.gov. In addition, these documents can be obtained, without charge, by sending an e-mail to info@conatuspharma.com, along with complete contact details and a mailing address or by contacting Conatus at (858) 376-2600.

Participants in the Solicitation

Conatus and Histogen, and certain of their respective directors, executive officers and other members of management and employees, may, under SEC rules, be deemed to be participants in the solicitation of proxies from Conatus stockholders with respect to the merger. Information regarding the directors and executive officers of Conatus is set forth in the proxy statement for Conatus’ 2019 Annual Meeting of Stockholders, which was filed with the SEC on April 27, 2019 and information regarding the directors and executive officers of Histogen is set forth in the Rule 425 prospectus filed by Conatus with the SEC on January 28, 2020 (Film Number 20555629). Additional information regarding the interests of such potential participants will be included in the proxy statement and Form S-4 and the other relevant documents filed with the SEC when they become available.

Histogen Media Contact:

Eileen Brandt

Histogen Inc.

858.526.3106

ebrandt@histogen.com